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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                 AMENDMENT NO. 1

                              A.H. BELO CORPORATION
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                                (Name of Issuer)

                Series B Common Stock, par value $1.67 per share
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                         (Title of Series of Securities)

                                   080555 20 4
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                                 (CUSIP number)

                                Robert W. Decherd
                              A.H. Belo Corporation
                                 P.O. Box 655237
                                Dallas, TX 75265
                                 (214) 977-6606
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  March 1, 2000
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e)(f) or (g), check the following box [ ].

         Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject Series of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               (Page 1 of 5 Pages)

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CUSIP NO. 080555 20 4                 13D/A             PAGE  2   OF   5   PAGES
-------------------------                               ------------------------

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1    NAME OF REPORTING  PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     ROBERT W. DECHERD                  I.R.S. IDENTIFICATION NO. ###-##-####
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                       (b) [ ]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
     BK

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)                                                          [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED  STATES
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    NUMBER OF       7        SOLE VOTING POWER
      SHARES
                              6,082,025 (1)(2)
                    ------------------------------------------------------------
   BENEFICIALLY     8        SHARED VOTING POWER
     OWNED BY
                             23,159 (1)(3)
                    ------------------------------------------------------------
       EACH         9        SOLE DISPOSITIVE POWER
    REPORTING
                              6,082,025 (1)(2)
                    ------------------------------------------------------------

   PERSON WITH      10       SHARED DISPOSITIVE POWER

                             23,159 (1)(3)
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,105,184  (1)(2)
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [X]
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13   PERCENT OF SERIES REPRESENTED BY AMOUNT IN ROW (11)

     31.3%
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14   TYPE OF REPORTING PERSON*

     IN
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                              (Page 2 of 5 Pages)
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(1)      Series B common stock is convertible at any time on a share-for-share basis into Series A common stock.

(2) Includes 335,950 Series B shares subject to presently exercisable options or options exercisable within 60 days of the date of this Amendment No. 1 to Schedule 13D, 1,376 Series B shares held in the Issuer's 401(k) plan, and 527,127 Series B shares indirectly held in grantor retained annuity trusts (collectively, the "GRATs"). Also includes 132,000 Series B shares held in trust for which Mr. Decherd serves as trustee (the "Trust") and 111,224 Series B shares held by a charitable foundation (the "Foundation") established by Mr. Decherd and for which Mr. Decherd serves as Chairman and director, but does not include 1,200 Series B shares owned by Mr. Decherd's wife, 29,716 Series B shares owned by Mr. Decherd's son, and 105,132 Series B shares held in trusts established for the benefit of Mr. Decherd's children (the "Children's Trusts"), as to all of which shares Mr. Decherd disclaims beneficial ownership.

(3) These shares of Series B stock are held by Mr. Decherd in joint tenancy with Mr. Decherd's wife.




                              (Page 3 of 5 Pages)

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This Amendment No. 1 to Schedule 13D is filed to report the following changes to the information previously disclosed in the Schedule 13D dated December 14, 1998:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On March 1, 2000, the Reporting Person acquired 300,000 shares of the Issuer's Series B common stock in a private transaction and paid a total of $4,497,000 in cash as consideration for the 300,000 shares. The source of funds for such transaction was a secured loan with Chase Bank of Texas, N.A. made in the ordinary course of business. The loan agreement provides for a term of seven years, an interest rate set from time to time based on LIBOR or Prime Rate reference points, quarterly payments of principal and interest, and standard default provisions. Employee stock options to acquire a total of 188,000 shares of the Issuer's Series B common stock vested and became exercisable during the period starting 60 days after December 14, 1998 through March 3, 2000 or will become exercisable within 60 days of the date of this Amendment No. 1 to
Schedule 13D. During the period from December 14, 1998 through March 3, 2000, the Reporting Person also acquired 662 shares of the Issuer's Series B common stock under the Issuer's 401(k) plan.

ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Person purchased Series B common stock that was offered for sale because he believes it represents an attractive investment opportunity at present prices. For the same reason, the Reporting Person also purchased 449,740 shares of Series A common stock in privately-negotiated and open market transactions between February 23 and March 3, 2000.

         The Reporting Person intends to review his investment in the Issuer on a continuing basis and may, at any time, consistent with the Reporting Person's obligations under the federal securities laws, determine to increase or decrease his ownership of shares of the Issuer's Series A and B common stock through purchases or sales in the open market or in privately-negotiated transactions. The Reporting Person's review of his investment in the Issuer will depend on various factors, including the Issuer's business prospects, other developments concerning the Issuer, general economic conditions, financial and stock market conditions, the Reporting Person's personal financial situation, need for and availability of capital, and any other facts and circumstances which may become known to the Reporting Person regarding his investment in the Issuer. At the time of filing this Amendment No. 1 to Schedule 13D, the Reporting Person has no plans to purchase additional shares of common stock in the open market in the immediate future. However, the Reporting Person may engage in privately-negotiated transactions in the future, may from time-to-time acquire additional shares of common stock under various employee benefit and compensation arrangements of the Issuer and reserves his right to reevaluate his investment in the Issuer and to purchase additional shares in the open market or otherwise.

         Except as may occur in the ordinary course of business of the Issuer, the Reporting Person has no present plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries,
(ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iii) any change in the board of directors or executive management of the Issuer or any of its subsidiaries, (iv) any material change in the present capitalization or dividend policy of the Issuer, (v) any other material change in the Issuer's business or corporate structure; (vi) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (vii) a series of securities of the Issuer being delisted from a national securities exchange or no longer being quoted in an inter-dealer quotation system of a registered national securities association, (viii) a series of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (ix) any action similar to any of those described above. However, the Reporting Person, in his capacity as Chairman of the Board, President and Chief Executive Officer may, from time to time, become aware of, initiate and/or be involved in discussions which relate to the transactions described in this Item 4 and thus retains his right to modify his plans with respect to the transactions described in this Item 4 to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.


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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         a) The Reporting Person beneficially owns 6,105,184 shares of Issuer's Series B common stock, representing approximately 31.3% of the 19,477,982 shares of Issuer's Series B common stock treated as being outstanding as of December 31, 1999. Such number of shares includes 23,159 Series B shares held in joint tenancy with the Reporting Person's wife, 335,950 Series B shares subject to presently exercisable options or options exercisable within 60 days of the date of this Schedule 13D, 1,376 Series B shares held in the Issuer's 401(k) plan, 527,127 Series B shares indirectly held in the GRATs, 132,000 Series B shares owned by the Trust for which the Reporting Person acts as trustee and 111,224 Series B shares held by the Foundation. Such number of shares does not include 1,200 Series B shares held by the Reporting Person's wife, 29,716 Series B shares held by the Reporting Person's son, and 105,132 Series B shares owned by the Children's Trusts.

         b) As of the date of this Schedule 13D, the Reporting Person has the sole voting power over 6,082,025 shares of the Issuer's Series B common stock, and sole dispositive power over 6,082,025 shares of the Issuer's Series B common stock, which represents approximately 31.2% of the shares of the Issuer's Series B common stock treated as being outstanding as of December 31, 1999. As of the date of this Schedule 13D, the Reporting Person has shared voting power and shared dispositive power over 23,159 shares of the Issuer's Series B common stock, which represents approximately 0.1% of the shares of the Series B common stock of the Issuer treated as being outstanding as of December 31, 1999, based upon the number of shares reported by the Issuer to be outstanding as of December 31, 1999.

         c) Except as disclosed in Item 3, the Reporting Person has not effected any transaction involving the acquisition or exchange of shares of the Series B common stock of the Issuer during the past 60 days.

         d) The Reporting Person's children are remaindermen of the GRATs. The Trust has the right to receive the dividends and proceeds on the 132,000 Series B shares reported as beneficially owned by the Reporting Person as trustee of the Trust. The Foundation has the right to receive the dividends and proceeds of the 111,224 Series B shares reported as beneficially owned by the Reporting Person in his capacity as Chairman and Director of the Foundation.

         e) Not Applicable.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                /s/ ROBERT W. DECHERD
                                --------------------------

                                ROBERT W. DECHERD

Dated:   March 10, 2000











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